Exhibit 99.1

EF001 Page 1 of 2 v 1.1.1 Disclaimer Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arisen from or in reliance upon the whole or any part of the contents of this announcement. Cash Dividend Announcement for Equity Issuer Issuer name Noah Holdings Private Wealth and Asset Management Limited Stock code 06686 Multi-counter stock code and currency Not applicable Other related stock code(s) and name(s) Not applicable Title of announcement FINAL DIVIDEND FOR THE YEAR ENDED DECEMBER 31, 2025 (UPDATED) Announcement date 11 June 2026 Status Update to previous announcement Reason for the update / change Update on the (1) ex-dividend date; (2) latest time to lodge transfer documents for registration with share registrar for determining entitlement to the dividend; (3) record date; and (4) payment date. Also update on the other information with respect to different ex-dividend dates for holders of ordinary shares of the Company traded on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and holders of ADSs of the Company traded on the New York Stock Exchange (the "NYSE"). Information relating to the dividend Dividend type Final Dividend nature Ordinary For the financial year end 31 December 2025 Reporting period end for the dividend declared 31 December 2025 Dividend declared RMB 0.933 per share Date of shareholders' approval 11 June 2026 Information relating to Hong Kong share register Default currency and amount in which the dividend will be paid HKD amount to be announced Exchange rate To be announced Ex-dividend date 08 July 2026 Latest time to lodge transfer documents for registration with share registrar for determining entitlement to the dividend 09 July 2026 16:30 Book close period Not applicable Record date 09 July 2026 Payment date 30 July 2026 Share registrar and its address Computershare Hong Kong Investor Services Limited Shops 1712-1716 17/F, Hopewell Center

EF001 Page 2 of 2 v 1.1.1 183 Queen’s Road East Wan Chai Hong Kong Information relating to withholding tax Details of withholding tax applied to the dividend declared Not applicable Information relating to listed warrants / convertible securities issued by the issuer Details of listed warrants / convertible securities issued by the issuer Not applicable Other information The ex-dividend date set out above in this Form EF001 shall only be applicable for the dividend to be distributed to the holders of ordinary shares of the Company traded on the Hong Kong Stock Exchange; whereas for the dividend to be distributed to the holders of ADSs of the Company traded on the NYSE, the ex-dividend date shall be the same date as the record date (i.e., July 9, 2026) due to a different settlement cycle for ADSs traded on the NYSE in accordance with the rules adopted by the U.S. Securities and Exchange Commission (the "SEC"). ADS holders are encouraged to refer to relevant information in relation to the dividend distribution of the Company that may be published on the website of NYSE from time to time. Directors of the issuer As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman, and Mr. Zhe Yin as Directors; Ms. Chia-Yue Chang, Mr. Boquan He and Mr. David Zhang as non-executive Directors; and Ms. Xiangrong Li, Ms. Cynthia Jinhong Meng and Ms. May Yihong Wu as independent Directors.